Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
ICON plc

Dear Sirs:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-152802) of ICON plc of our reports dated March 2, 2012, with respect to the consolidated balance sheets of ICON plc as of December 31, 2011 and 2010 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 Annual Report on Form 20-F of ICON plc.

/s/ KPMG

KPMG
Chartered Accountants
Dublin, Ireland
March 2, 2012